Exhibit 4.28

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Vislink Technologies, Inc. (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.00001 per share (the “Common Stock).

General

The following description of our capital stock and certain provisions of our Certificate of Incorporation and Bylaws are summaries and are qualified by reference to our Certificate of Incorporation and Bylaws. Copies of these documents can be accessed through hyperlinks to those documents in the list of exhibits in our Annual Report on Form 10-K for the fiscal year ending December 31, 2020.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of  “blank check” preferred stock. As of March 29, 2021, we had 45,652,249 shares of common stock outstanding, and no shares of preferred stock outstanding.

Common Stock

Voting Rights

Each stockholder has one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. A stockholder may vote in person or by proxy. Elections of directors are determined by a plurality of the votes cast.

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of Common Stock will be able to elect all of our directors. Our Certificate of Incorporation and Bylaws provides that stockholder actions may be effected at a duly called meeting of stockholders or pursuant to written consent of the majority of stockholders. A special meeting of stockholders may be called by the majority of our Board of Directors or by a committee determined by the Board of Directors with power to call such meetings.

Dividend Rights

The holders of outstanding shares of Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our Board of Directors may determine, provided that required dividends, if any, on preferred stock have been paid or provided for. However, to date we have not paid or declared cash distributions or dividends on our common stock and do not currently intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain all earnings, if and when generated, to finance our operations. The declaration of cash dividends in the future will be determined by the Board of Directors based upon our earnings, financial condition, capital requirements and other relevant factors.

No Preemptive or Similar Rights

Holders of our Common Stock do not have preemptive rights, and our Common Stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders and remaining after payment to holders of preferred stock of the amounts, if any, to which they are entitled, are distributable ratably among the holders of our common stock subject to any senior class of securities.

Anti-Takeover Provisions

The authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

Provisions such as these, which are intended to make acquisition of control by a third party more difficult, are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us.

These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that may result from actual or rumored takeover attempts.

Bylaws

Pursuant to our Certificate of Incorporation, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders. At a regular meeting of the Board of Directors held on November 10, 2020, the Board amended and restated the Company’s Amended and Restated Bylaws (as amended and restated, the “Bylaws”). The amendment and restatement implemented a number of modifications and clarifications in order to enhance the governance of the Company, and improve the organization and clarity of the bylaws, including but not limited to the key changes in the Bylaws as summarized below:

●	Article II, Section 1 (Meetings of Stockholders - Place of Meetings). This section explicitly authorizes holding a meeting by means of remote communication, as permitted under the General Corporation Law of the State of Delaware (the “DGCL”).

●	Article II, Section 4 (Meetings of Stockholders - Notice of Meeting). This section (i) allows such notices to be delivered electronically in certain circumstances, as permitted under the DGCL, and (ii) specifies how stockholders may waive or be deemed to waive notice of a meeting in accordance with the DGCL.

●	Article II, Section 6 (Meetings of Stockholders - Quorum). This section has been revised to provide that, where a quorum is not present at a meeting of stockholders, either the chair of the meeting or the holders of a majority of the voting power of the shares present in person or represented by proxy may adjourn the meeting until a quorum is present.

●	Article II, Section 11 (Meetings of Stockholders - Advance Notice of Stockholder Business and Director Nominations). This section has been added in order to (i) specify the manner in which a person can be nominated by a stockholder for election to the Board and (ii) set forth the procedures by which a stockholder may nominate a person for election to the Board at an annual or special meeting of stockholders. Among other things, in order to nominate a person for election, the stockholder must provide written notice properly furnished to the Company, in the case of an annual meeting, not later than the close of business not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders, which notice period is adjusted if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, or if no annual meeting was held in the preceding year. Additionally, the stockholder must provide certain information in a written questionnaire to the Company regarding the nominee, the nominating stockholder and certain related persons.

This section further clarifies that only persons who are nominated in accordance and compliance with the procedures set forth in Section 11(b) of Article II of the Bylaws, including those nominated by the Board or a committee thereof, will be eligible for election to the Board of Directors at an annual meeting of stockholders.

●	Article III, Section 7 (Directors - Number and Vacancies). This section has been revised to provide that, subject to the rights of the holders of any series of preferred stock then outstanding to elect additional directors under specified circumstances, the number of directors shall be fixed by Board resolution. This section further specifies that any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors (including a sole director), and that a vacancy on the Board of Directors created by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of the office continuing only until the next election of directors by the stockholders.

Pursuant to Article II, Section 8 of the Bylaws, matters submitted to a vote of stockholders require the affirmative vote of the holders of a majority of voting power of capital stock present in person or represented by proxy at a stockholder meeting and entitled to vote on the subject matter, other than (i) election of directors, which is determined by plurality vote, and (ii) as otherwise provided by applicable law, the rules of any stock exchange upon which our securities are listed, or our Certificate of Incorporation.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder. In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

We are subject to Section 203 with the following exceptions:

●	before the date that such stockholder became an interested stockholder, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date that such stockholder became an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	guarantees, pledges or other financial benefits provided by or through the corporation.

Transfer Agent, Warrant Agent and Registrars

Our transfer agent and registrar for our Common Stock in the United States is Continental Stock Transfer & Trust Company. Our Common Stock is listed on the Nasdaq Capital Market under the symbol “VISL.”

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (the “Agreement”), dated as of _________ __, 2020, is by and between Vislink Technologies, Inc., a Delaware corporation (the “Company”) and ____________________ (the “Indemnitee”).

WHEREAS, Indemnitee is a director or officer of the Company;

WHEREAS, both the Company and Indemnitee recognize the risk of litigation and other claims being asserted against directors and officers of public companies, as well as challenges associated with obtaining liability insurance for its directors, officers, employees, stockholders, controlling persons, agents and fiduciaries, the significant increases in the cost of such insurance, and the general limitations of the coverage of such insurance;

WHEREAS, the board of directors of the Company (the “Board”) has determined that enhancing the ability of the Company to retain and attract as directors and officers the most capable persons is in the best interests of the Company and that the Company therefore should seek to assure such persons that indemnification and insurance coverage is available; and

WHEREAS, in recognition of the need to provide Indemnitee with substantial protection against personal liability, in order to procure Indemnitee’s continued service to the Company and to enhance Indemnitee’s ability to serve the Company in an effective manner, and in order to provide such protection pursuant to express contract rights (intended to be enforceable irrespective of, among other things, any amendment to the Company’s certificate of incorporation or bylaws (collectively, the “Constituent Documents”), any change in the composition of the Board or any Change in Control or business combination transaction relating to the Company), the Company wishes to provide in this Agreement for the indemnification of, and the advancement of Expenses (as defined in Section 1(f) below) to, Indemnitee as set forth in this Agreement and for the coverage of Indemnitee under the Company’s directors’ and officers’ liability insurance policies.

NOW, THEREFORE, in consideration of the foregoing and the Indemnitee’s agreement to continue to provide services to the Company, the parties agree as follows:

1.	Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Beneficial Owner” has the meaning given to the term “beneficial owner” in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) “Change in Control” means the occurrence after the date of this Agreement of any of the following events:

(i) the sale or other disposition of all or substantially all of the Company’s assets;

(ii) the acquisition, whether directly, indirectly, beneficially (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) or of record, as a result of a merger, consolidation or otherwise, of securities of the Company representing twenty percent (20%) or more of the aggregate voting power of the Company’s then-outstanding common stock by any “person” (within the meaning of Sections 13(d) and 14(d) of the 1934 Act), including, but not limited to, any corporation or group of persons acting in concert, other than (i) the Company or its subsidiaries and/or (ii) any employee pension benefit plan (within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or its subsidiaries, including a trust established pursuant to any such plan; or

(iii) the individuals who were members of the Board of Directors as of the date of this Agreement (the “Incumbent Board”) cease to constitute at least two-thirds (2/3) of the Board; provided, however, that any director appointed by at least two-thirds (2/3) of the then Incumbent Board or nominated by at least two-thirds (2/3) of the Nominating and Corporate Governance Committee of the Board of Directors, other than any director appointed or nominated in connection with, or as a result of, a threatened or actual proxy or control contest, shall be deemed to constitute a member of the Incumbent Board.

(c) “Claim” means:

(i) any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, arbitrative, investigative or other, and whether made pursuant to federal, state or other law; or

(ii) any inquiry, hearing or investigation that the Indemnitee determines might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism.

(d) “Delaware Court” shall have the meaning ascribed to it in Section 8(e) below.

(e) “Disinterested Director” means a director of the Company who is not and was not a party to the Claim in respect of which indemnification is sought by Indemnitee.

(f) “Expenses” means any and all expenses, including attorneys’ and experts’ fees, court costs, transcript costs, travel expenses, duplicating, printing and binding costs, telephone charges, and all other costs and expenses incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness or participate in, any Claim. Expenses also shall include: (i) Expenses incurred in connection with any appeal resulting from any Claim, including without limitation the premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent; and (ii) for purposes of Section 4 only, Expenses incurred by Indemnitee in connection with the interpretation, enforcement or defense of Indemnitee’s rights under this Agreement, by litigation or otherwise. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

(g) “Expense Advance” means any payment of Expenses advanced to Indemnitee by the Company pursuant to Section 3 or Section 4 hereof.

(h) “Indemnifiable Event” means any event or occurrence, whether occurring before, on or after the date of this Agreement, related to the fact that Indemnitee is or was a director, director designee, officer, employee or agent of the Company (which term includes any predecessor entity of the Company) or any Subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, member, manager, trustee or agent of any other corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise (collectively with the Company, “Enterprise”) or by reason of an action or inaction by Indemnitee in any such capacity (whether or not serving in such capacity at the time any Loss is incurred for which indemnification can be provided under this Agreement).

(i) “Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently performs, nor in the past three years has performed, services for either: (i) the Company or Indemnitee (other than in connection with matters concerning Indemnitee under this Agreement or of other indemnitees under similar agreements) or (ii) any other party to the Claim giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee’s rights under this Agreement.

(j) “Losses” means any and all Expenses, damages, losses, liabilities, judgments, fines, penalties (whether civil, criminal or other), ERISA excise taxes, amounts paid or payable in settlement, including any interest, assessments, any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under this Agreement and all other charges paid or payable in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness or participate in, any Claim.

(k) “Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity and includes the meaning set forth in Sections 13(d) and 14(d) of the Exchange Act.

(l) “Standard of Conduct Determination” shall have the meaning ascribed to it in Section 8(b) below.

(m) “Subsidiary” means any entity for which the Company, directly or indirectly, owns 50% or more of the outstanding voting securities of such entity.

(n) “Voting Securities” means any securities of the Company that vote generally in the election of directors.

2.	Services to the Company. Indemnitee agrees to continue to serve as a director or officer of the Company for so long as Indemnitee is duly elected or appointed or until Indemnitee tenders his or her resignation or is no longer serving in such capacity. This Agreement shall not be deemed an employment agreement between the Company (or any subsidiaries or any Enterprise) and Indemnitee. Indemnitee specifically acknowledges that his or her service to the Company or any subsidiaries or any Enterprise is at will and the Indemnitee may be discharged at any time for any reason, with or without cause, except as may be otherwise provided in any written employment agreement between Indemnitee and the Company (or any of its subsidiaries or Enterprise), other applicable formal severance policies duly adopted by the Board or, with respect to service as a director or officer of the Company, by the Company’s Constituent Documents or Delaware law.

3.	Advancement of Expenses. Indemnitee shall have the right to advancement by the Company, prior to the final disposition of any Claim by final adjudication to which there are no further rights of appeal, of any and all Expenses actually and reasonably paid or incurred by Indemnitee in connection with any Claim arising out of an Indemnifiable Event. Indemnitee’s right to such advancement is not subject to the satisfaction of any standard of conduct. Without limiting the generality or effect of the foregoing, within 30 days after any request by Indemnitee, the Company shall, in accordance with such request, (a) pay such Expenses on behalf of Indemnitee, (b) advance to Indemnitee funds in an amount sufficient to pay such Expenses, or (c) reimburse Indemnitee for such Expenses. In connection with any request for Expense Advances, Indemnitee shall not be required to provide any documentation or information to the extent that the provision thereof would undermine or otherwise jeopardize attorney-client privilege. Execution and delivery to the Company of this Agreement by Indemnitee constitutes an undertaking by the Indemnitee to repay any amounts paid, advanced or reimbursed by the Company pursuant to this Section 3 in respect of Expenses relating to, arising out of or resulting from any Claim in respect of which it shall be determined, pursuant to Section 8, following the final disposition of such Claim, that Indemnitee is not entitled to indemnification hereunder. No other form of undertaking shall be required other than the execution of this Agreement. Indemnitee’s obligation to reimburse the Company for Expense Advances shall be unsecured and no interest shall be charged thereon.

4.	Indemnification for Expenses in Enforcing Rights. To the fullest extent allowable under applicable law, the Company shall also indemnify against, and, if requested by Indemnitee, shall advance to Indemnitee subject to and in accordance with Section 3, any Expenses actually and reasonably paid or incurred by Indemnitee in connection with any action or proceeding by Indemnitee for (a) indemnification or reimbursement or advance payment of Expenses by the Company under any provision of this Agreement, or under any other agreement or provision of the Constituent Documents now or hereafter in effect relating to Claims relating to Indemnifiable Events, and/or (b) recovery under any directors’ and officers’ liability insurance policies maintained by the Company; provided, however, in the event that Indemnitee is ultimately determined not to be entitled to such indemnification or insurance recovery, as the case may be, then all amounts advanced under this Section 4 shall be repaid. Indemnitee shall be required to reimburse the Company in the event that a final judicial determination is made that such action brought by Indemnitee was frivolous or not made in good faith.

5.	Partial Indemnity. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for a portion of any Losses in respect of a Claim related to an Indemnifiable Event but not for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled.

6.	Notification and Defense of Claims.

(a) Notification of Claims. Indemnitee shall notify the Company in writing as soon as practicable of any Claim which could relate to an Indemnifiable Event or for which Indemnitee could seek Expense Advances, including a brief description (based upon information then available to Indemnitee) of the nature of, and the facts underlying, such Claim. The failure by Indemnitee to timely notify the Company hereunder shall not relieve the Company from any liability hereunder unless the Company’s ability to participate in the defense of such claim was materially and adversely affected by such failure.

(b) Defense of Claims. The Company shall be entitled to participate in the defense of any Claim relating to an Indemnifiable Event at its own expense and, except as otherwise provided below, to the extent the Company so wishes, it may assume the defense thereof with counsel reasonably satisfactory to Indemnitee. After notice from the Company to Indemnitee of its election to assume the defense of any such Claim, the Company shall not be liable to Indemnitee under this Agreement or otherwise for any Expenses subsequently directly incurred by Indemnitee in connection with Indemnitee’s defense of such Claim other than reasonable costs of investigation or as otherwise provided below. Indemnitee shall have the right to employ its own legal counsel in such Claim, but all Expenses related to such counsel incurred after notice from the Company of its assumption of the defense shall be at Indemnitee’s own expense; provided, however, that if (i) Indemnitee’s employment of its own legal counsel has been authorized by the Company, (ii) Indemnitee has reasonably determined that there may be a conflict of interest between Indemnitee and the Company in the defense of such Claim, (iii) after a Change in Control, Indemnitee’s employment of its own counsel has been approved by the Independent Counsel or (iv) the Company shall not in fact have employed counsel to assume the defense of such Claim, then Indemnitee shall be entitled to retain its own separate counsel (but not more than one law firm plus, if applicable, local counsel in respect of any such Claim) and all Expenses related to such separate counsel shall be borne by the Company.

7.	Procedure upon Application for Indemnification. In order to obtain indemnification pursuant to this Agreement, Indemnitee shall submit to the Company a written request therefor, including in such request such documentation and information as is reasonably available to Indemnitee and is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification following the final disposition of the Claim, provided that documentation and information need not be so provided to the extent that the provision thereof would undermine or otherwise jeopardize attorney-client privilege. Indemnification shall be made insofar as the Company determines Indemnitee is entitled to indemnification in accordance with Section 8 below.

8.	Determination of Right to Indemnification.

(a) Mandatory Indemnification; Indemnification as a Witness.

(i) To the extent that Indemnitee shall have been successful on the merits or otherwise in defense of any Claim relating to an Indemnifiable Event or any portion thereof or in defense of any issue or matter therein, including without limitation dismissal without prejudice, Indemnitee shall be indemnified against all Losses relating to such Claim in accordance with Section 16 to the fullest extent allowable by law, and no Standard of Conduct Determination (as defined in Section 8(b)) shall be required.

(ii) To the extent that Indemnitee’s involvement in a Claim relating to an Indemnifiable Event is to prepare to serve and serve as a witness, and not as a party, the Indemnitee shall be indemnified against all Losses incurred in connection therewith to the fullest extent allowable by law and no Standard of Conduct Determination (as defined in Section 8(b)) shall be required.

(b) Standard of Conduct. To the extent that the provisions of Section 8(a) are inapplicable to a Claim related to an Indemnifiable Event that shall have been finally disposed of, any determination of whether Indemnitee has satisfied any applicable standard of conduct under Delaware law that is a legally required condition to indemnification of Indemnitee hereunder against Losses relating to such Claim and any determination that Expense Advances must be repaid to the Company (a “Standard of Conduct Determination”) shall be made as follows:

(i) if no Change in Control has occurred, (A) by a majority vote of the Disinterested Directors, even if less than a quorum of the Board, (B) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum or (C) if there are no such Disinterested Directors, by Independent Counsel in a written opinion addressed to the Board, a copy of which shall be delivered to Indemnitee; and

(ii) if a Change in Control shall have occurred, (A) if the Indemnitee so requests in writing, by a majority vote of the Disinterested Directors, even if less than a quorum of the Board or (B) otherwise, by Independent Counsel in a written opinion addressed to the Board, a copy of which shall be delivered to Indemnitee.

The Company shall indemnify and hold harmless Indemnitee against and, if requested by Indemnitee, shall reimburse Indemnitee for, or advance to Indemnitee, within 30 days of such request, any and all Expenses incurred by Indemnitee in cooperating with the person or persons making such Standard of Conduct Determination.

(c) Making the Standard of Conduct Determination. The Company shall use its reasonable best efforts to cause any Standard of Conduct Determination required under Section 8(b) to be made as promptly as practicable. If the person or persons designated to make the Standard of Conduct Determination under Section 8(b) shall not have made a determination within 30 days after the later of (A) receipt by the Company of a written request from Indemnitee for indemnification pursuant to Section 8 (the date of such receipt being the “Notification Date”) and (B) the selection of an Independent Counsel, if such determination is to be made by Independent Counsel, then Indemnitee shall be deemed to have satisfied the applicable standard of conduct; provided that such 30-day period may be extended for a reasonable time, not to exceed an additional 30 days, if the person or persons making such determination in good faith requires such additional time to obtain or evaluate information relating thereto. Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement of Indemnitee to indemnification under this Agreement shall be required to be made prior to the final disposition of any Claim.

(d) Payment of Indemnification. If, in regard to any Losses:

(i) Indemnitee shall be entitled to indemnification pursuant to Section 8(a);

(ii) no Standard of Conduct Determination is legally required as a condition to indemnification of Indemnitee hereunder; or

(iii) Indemnitee has been determined or deemed pursuant to Section 8(b) or Section 8(c) to have satisfied the Standard of Conduct Determination, then the Company shall pay to Indemnitee, within 10 days after the later of (A) the Notification Date or (B) the earliest date on which the applicable criterion specified in clause (i), (ii) or (iii) is satisfied, an amount equal to such Losses.

(e) Selection of Independent Counsel for Standard of Conduct Determination. If a Standard of Conduct Determination is to be made by Independent Counsel pursuant to Section 8(b)(i) the Independent Counsel shall be selected by the Board of Directors, and the Company shall give written notice to Indemnitee advising him or her of the identity of the Independent Counsel so selected. If a Standard of Conduct Determination is to be made by Independent Counsel pursuant to Section 8(b)(ii), the Independent Counsel shall be selected by Indemnitee, and Indemnitee shall give written notice to the Company advising it of the identity of the Independent Counsel so selected. In either case, Indemnitee or the Company, as applicable, may, within five days after receiving written notice of selection from the other, deliver to the other a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not satisfy the criteria set forth in the definition of “Independent Counsel” in Section 1(i), and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person or firm so selected shall act as Independent Counsel. If such written objection is properly and timely made and substantiated, (i) the Independent Counsel so selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit; and (ii) the non-objecting party may, at its option, select an alternative Independent Counsel and give written notice to the other party advising such other party of the identity of the alternative Independent Counsel so selected, in which case the provisions of the two immediately preceding sentences, the introductory clause of this sentence and numbered clause (i) of this sentence shall apply to such subsequent selection and notice. If applicable, the provisions of clause (ii) of the immediately preceding sentence shall apply to successive alternative selections. If no Independent Counsel that is permitted under the foregoing provisions of this Section 8(e) to make the Standard of Conduct Determination shall have been selected within 20 days after the Company gives its initial notice pursuant to the first sentence of this Section 8(e) or Indemnitee gives its initial notice pursuant to the second sentence of this Section 8(e), as the case may be, either the Company or Indemnitee may petition the Court of Chancery of the State of Delaware (“Delaware Court”) to resolve any objection which shall have been made by the Company or Indemnitee to the other’s selection of Independent Counsel and/or to appoint as Independent Counsel a person to be selected by the Court or such other person as the Court shall designate, and the person or firm with respect to whom all objections are so resolved or the person or firm so appointed will act as Independent Counsel. In all events, the Company shall pay all of the reasonable fees and expenses of the Independent Counsel incurred in connection with the Independent Counsel’s determination pursuant to Section 8(b).

(f) Presumptions and Defenses.

(i) Indemnitee’s Entitlement to Indemnification. In making any Standard of Conduct Determination, the person or persons making such determination shall presume that Indemnitee has satisfied the applicable standard of conduct and is entitled to indemnification, and the Company shall have the burden of proof to overcome that presumption and establish that Indemnitee is not so entitled. Any Standard of Conduct Determination that is adverse to Indemnitee may be challenged by the Indemnitee in the Delaware Court. No determination by the Company (including by its directors or any Independent Counsel) that Indemnitee has not satisfied any applicable standard of conduct may be used as a defense to any legal proceedings brought by Indemnitee to secure indemnification or reimbursement or advance payment of Expenses by the Company hereunder or create a presumption that Indemnitee has not met any applicable standard of conduct.

(ii) Reliance as a Safe Harbor. For purposes of this Agreement, and without creating any presumption as to a lack of good faith if the following circumstances do not exist, Indemnitee shall be deemed to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company if Indemnitee’s actions or omissions to act are taken in good faith reliance upon the records of the Company, including its financial statements, or upon information, opinions, reports or statements furnished to Indemnitee by the officers or employees of the Company or any of its subsidiaries in the course of their duties, or by committees of the Board or by any other Person (including legal counsel, accountants and financial advisors) as to matters Indemnitee reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company. In addition, the knowledge and/or actions, or failures to act, of any director, officer, agent or employee of the Company shall not be imputed to Indemnitee for purposes of determining the right to indemnity hereunder.

(iii) No Other Presumptions. For purposes of this Agreement, the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere or its equivalent, will not create a presumption that Indemnitee did not meet any applicable standard of conduct or have any particular belief, or that indemnification hereunder is otherwise not permitted.

(iv) Defense to Indemnification and Burden of Proof. It shall be a defense to any action brought by Indemnitee against the Company to enforce this Agreement (other than an action brought to enforce a claim for Losses incurred in defending against a Claim related to an Indemnifiable Event in advance of its final disposition) that it is not permissible under applicable law for the Company to indemnify Indemnitee for the amount claimed. In connection with any such action or any related Standard of Conduct Determination, the burden of proving such a defense or that the Indemnitee did not satisfy the applicable standard of conduct shall be on the Company.

9.	Exclusions from Indemnification. Notwithstanding anything in this Agreement to the contrary, the Company shall not be obligated to:

(a) indemnify or advance funds to Indemnitee for Expenses or Losses with respect to proceedings initiated by Indemnitee, including any proceedings against the Company or its directors, officers, employees or other indemnitees and not by way of defense, except:

(i) proceedings referenced in Section 4 above (unless a court of competent jurisdiction determines that each of the material assertions made by Indemnitee in such proceeding was not made in good faith or was frivolous); or

(ii) where the Company has joined in or the Board has consented to the initiation of such proceedings.

(b) indemnify Indemnitee if a final decision by a court of competent jurisdiction determines that such indemnification is prohibited by applicable law.

(c) indemnify Indemnitee for the disgorgement of profits arising from the purchase or sale by Indemnitee of securities of the Company in violation of Section 16(b) of the Exchange Act, or any similar successor statute.

(d) indemnify or advance funds to Indemnitee for Indemnitee’s reimbursement to the Company of any bonus or other incentive-based or equity-based compensation previously received by Indemnitee or payment of any profits realized by Indemnitee from the sale of securities of the Company, as required in each case under the Exchange Act (including any such reimbursements under Section 304 of the Sarbanes-Oxley Act of 2002 in connection with an accounting restatement of the Company or the payment to the Company of profits arising from the purchase or sale by Indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act).

10.	Settlement of Claims. The Company shall not be liable to Indemnitee under this Agreement for any amounts paid in settlement of any threatened or pending Claim related to an Indemnifiable Event effected without the Company’s prior written consent, which shall not be unreasonably withheld; provided, however, that if a Change in Control has occurred, the Company shall be liable for indemnification of the Indemnitee for amounts paid in settlement if an Independent Counsel has approved the settlement. The Company shall not settle any Claim related to an Indemnifiable Event in any manner that would impose any Losses on the Indemnitee without the Indemnitee’s prior written consent.

11.	Duration. All agreements and obligations of the Company contained herein shall continue during the period that Indemnitee is a director designee, director or officer of the Company (or is serving at the request of the Company as a director, officer, employee, member, trustee or agent of another Enterprise) and shall continue thereafter (i) so long as Indemnitee may be subject to any possible Claim relating to an Indemnifiable Event (including any rights of appeal thereto) and (ii) throughout the pendency of any proceeding (including any rights of appeal thereto) commenced by Indemnitee to enforce or interpret his or her rights under this Agreement, even if, in either case, he or she may have ceased to serve in such capacity at the time of any such Claim or proceeding.

12.	Non-Exclusivity. The rights of Indemnitee hereunder will be in addition to any other rights Indemnitee may have under the Constituent Documents, the General Corporation Law of the State of Delaware, any other contract or otherwise (collectively, “Other Indemnity Provisions”) and notwithstanding any provisions of the Constituent Documents (whether in effect as of the date hereof or as amended after the date hereof) that are contrary to the provisions of this Agreement or that would deny, diminish or encumber Indemnitee’s right to indemnification under this Agreement; provided, however, that (a) to the extent that Indemnitee otherwise would have any greater right to indemnification under any Other Indemnity Provision, Indemnitee will be deemed to have such greater right hereunder and (b) to the extent that any change is made to any Other Indemnity Provision which permits any greater right to indemnification than that provided under this Agreement as of the date hereof, Indemnitee will be deemed to have such greater right hereunder. The Company will not adopt any amendment to any of the Constituent Documents the effect of which would be to deny, diminish or encumber Indemnitee’s right to indemnification under this Agreement.

13.	Liability Insurance. For the duration of Indemnitee’s service as a director designee, director and/or officer of the Company, and thereafter for so long as Indemnitee shall be subject to any pending Claim relating to an Indemnifiable Event, the Company shall use commercially reasonable efforts (taking into account the scope and amount of coverage available relative to the cost thereof) to continue to maintain in effect policies of directors’ and officers’ liability insurance providing coverage that is at least substantially comparable in scope and amount to that to be provided by the Company prior to the date hereof. In all policies of directors’ and officers’ liability insurance maintained by the Company, Indemnitee shall be named as an insured in such a manner as to provide Indemnitee the same rights and benefits as are provided to the most favorably insured of the Company’s directors and director designees, if Indemnitee is a director or director designee, or of the Company’s officers, if Indemnitee is an officer (and not a director or director designee) by such policy. Upon request, the Company will provide to Indemnitee copies of all directors’ and officers’ liability insurance applications, binders, policies, declarations, endorsements and other related materials. Without limiting any other provision of this Agreement, to the extent that the Company maintains, or in the future should obtain, an insurance policy or policies providing liability insurance for persons serving on behalf of the Company or another corporation, partnership, joint venture, trust, employee benefit plan or other entity in any capacity at the request of the Company, or any of its affiliates, the Company shall use commercially reasonable efforts to include Indemnitee as an insured person at its expense under such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such person under such policy or policies and, to the extent applicable, Indemnitee shall be a (third party) beneficiary thereof; provided that to the extent applicable and reasonably necessary Indemnitee shall abide by applicable provisions in such insurance program respecting, among other requirements, Indemnitee’s cooperation, use of counsel approved by the insurer, etc.

14.	No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment to Indemnitee in respect of any Losses to the extent Indemnitee has otherwise received payment under any insurance policy, the Constituent Documents, Other Indemnity Provisions or otherwise of the amounts otherwise indemnifiable by the Company hereunder. The Company hereby acknowledges that Indemnitee may have rights to indemnification for Losses provided by another entity (“Other Indemnitor(s)”). The Company agrees with Indemnitee that the Company is the indemnitor of first resort of Indemnitee with respect to matters for which indemnification is provided under this Agreement and that the Company will be obligated to make all payments due to or for the benefit of Indemnitee under this Agreement without regard to any rights that Indemnitee may have against the Other Indemnitor(s). The Company further agrees that no payment of Expenses or Losses by the Other Indemnitor to or for the benefit of Indemnitee shall affect the obligations of the Company hereunder, and that the Company shall be obligated to repay the Other Indemnitor for all amounts so paid or reimbursed to the extent that the Company has an obligation to indemnify Indemnitee for such Expenses or Losses hereunder.

15.	Subrogation. In the event of payment to Indemnitee under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee. Indemnitee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

16.	Indemnification and Contribution.

(a) Subject to Section 8 and Section 9 of this Agreement, the Company shall indemnify Indemnitee, to the fullest extent permitted by the laws of the State of Delaware in effect on the date hereof, or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification, against any and all Losses if Indemnitee was or is or becomes a party to or participant in, or is threatened to be made a party to or participant in, any Claim by reason of or arising in part out of an Indemnifiable Event, including, without limitation, Claims brought by or in the right of the Company, Claims brought by third parties, and Claims in which the Indemnitee is solely a witness.

(b) If the indemnification provided for in Section 16(a) for any reason is held by a court of competent jurisdiction to be unavailable to Indemnitee in respect of any Losses referred to therein, then the Company, in lieu of indemnifying Indemnitee thereunder, shall contribute to the amount paid or payable by Indemnitee as a result of such Losses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and Indemnitee, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and Indemnitee in connection with the Indemnifiable Event which resulted in such Losses, as well as any other relevant equitable considerations. In connection with any registration of the Company’s securities, the relative benefits received by the Company and Indemnitee shall be deemed to be in the same respective proportions that the net proceeds from the offering (before deducting expenses) received by the Company and Indemnitee, in each case as set forth in the table on the cover page of the applicable prospectus, bear to the aggregate public offering price of the securities so offered. The relative fault of the Company and the Indemnitee shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Company or Indemnitee and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and Indemnitee agree that it would not be just and equitable if contribution pursuant to this Section 16(b) were determined by pro rata or per capita allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding sentence. In connection with the registration of the Company’s securities, in no event shall Indemnitee be required to contribute any amount under this Section 16(b) in excess of the lesser of (i) that proportion of the total of such Losses indemnified against equal to the proportion of the total securities sold under such registration statement which is being sold by Indemnitee, if any or (ii) the proceeds received by Indemnitee from its sale of securities under such registration statement, if any. No person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act of 1933) shall be entitled to contribution from any person who was not found guilty of such fraudulent misrepresentation.

17.	Amendments. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be binding unless in the form of a writing manually signed by the party against whom enforcement of the waiver is sought, and no such waiver shall operate as a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver. Except as specifically provided herein, no failure to exercise or any delay in exercising any right or remedy hereunder shall constitute a waiver thereof.

18.	Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company), assigns, spouses, heirs and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all or a substantial part of the business and/or assets of the Company, by written agreement in form and substances satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

19.	Severability. The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any portion thereof) are held by a court of competent jurisdiction to be invalid, illegal, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

20.	Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand, against receipt, or mailed, by postage prepaid, certified or registered mail:

(a)	if to Indemnitee, to the address set forth on the signature page hereto.

(b)	if to the Company, to:

Vislink Technologies, Inc.
Attn: Chief Executive Officer
101 Bilby Road, Suite 15, Building 2
Hackettstown, New Jersey 07840

and

Vislink Technologies, Inc.
Attn: Chief Financial Officer
101 Bilby Road, Suite 15, Building 2
Hackettstown, New Jersey 07840.

Notice of change of address shall be effective only when given in accordance with this Section. All notices complying with this Section shall be deemed to have been received on the date of hand delivery or on the third business day after mailing.

21.	Governing Law and Forum. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in such state without giving effect to its principles of conflicts of laws. The Company and Indemnitee hereby irrevocably and unconditionally: (a) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Delaware Court and not in any other state or federal court in the United States, (b) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement and (c) waive, and agree not to plead or make, any claim that the Delaware Court lacks venue or that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum.

22.	Integration and Entire Agreement. This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto, including any existing director or officer indemnification agreement; provided, however, that this Agreement is a supplement to and in furtherance of the Constituent Documents, any directors and officers insurance maintained by the Company and applicable law, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder.

23.	Headings. The headings of the sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction or interpretation thereof.

24.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original, but all of which together shall constitute one and the same Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

VISLINK TECHNOLOGIES, INC.

By:
Name:	Carleton M. Miller
Title:	Chief Executive Officer

INDEMNITEE

Name:

Address:

[Signature Page to Vislink Technologies, Inc. Indemnification Agreement]